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                                                                   Exhibit 99.32

POINTS INTERNATIONAL TO HOLD INVESTOR CALL ON TUESDAY, MAY 17TH AT 4:30 PM
EASTERN

COMPANY EXECUTIVES TO DISCUSS LAUNCH OF ENHANCED WEB SITE AND RECENT FINANCIAL RESULTS

TORONTO--(BUSINESS WIRE)--May 16, 2005-- Points International Ltd. (TSX: PTS;
OTC: PTSEF; "Points International" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today that its executives will hold a conference call for investors on Tuesday, May 17th at 4:30 pm eastern time. On the call, Rob MacLean, Chief Executive Officer and Steve Yuzpe, Chief Financial Officer will discuss the recent launch of the Company's enhanced web site and recent financial results.

Interested participants should call (800) 639-1958 when calling within the United States or (706) 634-0645 when calling from Canada or internationally. Please refer to pass code 6392100. There will be a playback available as well. To listen to the playback, please call (800) 642-1687 when calling within the United States or (706) 645-9291 when calling from Canada or internationally. Please use pass code 6392100 for the replay. The replay will be available until June 17th.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant Trip Rewards, Starbucks Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com /

Contact:

     Points International Ltd.
     Investor Relations
     Steve Yuzpe, +1-416-596- 6382
     steve.yuzpe@points.com

     or

     Business Development Inquiries
     Christopher Barnard, +1-416-596-6381
     christopher.barnard@points.com

     or

     CEOcast, Inc. for Points International
     Ed Lewis, +1-212-732-4300
     elewis@ceocast.com,

PRESS RELEASE                                  Source: Points International Ltd.